Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 333-33214, 333-47824, and 333-136863) of Pinnacle Data Systems, Inc. of our report relating to the financial statements and financial statement schedule of Pinnacle Data Systems, Inc. dated March 21, 2007, appearing in the Annual Report on Form 10-K of Pinnacle Data Systems, Inc. for the year ended December 31, 2006. As stated in our report, we were not engaged to audit, review, or apply any procedures to the adjustments described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by McGladrey & Pullen, LLP.

/s/ MALONEY+NOVOTNY LLC (formerly known as HAUSSER + TAYLOR LLC)

Cleveland, Ohio

March 25, 2008